Exhibit 99.1

Directors’ Interests and
Interests of Persons Discharging Managerial Responsiblities

Shares were allocated today, 5 July 2006, under the Company’s Share Incentive Plan (the “SIP”) to eligible employees including the following executive directors and persons discharging managerial responsibilities (“PDMRs”):

Director	Shares Allocated	Attributable Price (p)	Total Shareholding Following This Award
M Bramley	558	519.75p	125,682
T Clarke	577	519.75p	572,163
A Hughes	558	519.75p	133,773
K Naffah	577	519.75p	247,509

PDMR	Shares Allocated	Attributable Price (p)	Total Shareholding Following This Award
J Butterfield	274	519.75p	3,327
B Kennedy	338	519.75p	36,790
A Martin	329	519.75p	158,632
R Pratt	274	519.75p	30,433
A Wheaton	297	519.75p	57,574

These shares will be held in trust by Hill Samuel ESOP Trustees Limited in accordance with the rules of the SIP.

V M Penrice
Head of Secretariat